[ZixCorp Letterhead]
October 25, 2005
Via Facsimile and EDGAR
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Zix Corporation (the “Company”) Registration Statement on Form S-3 filed August 19, 2005 File No. 333-127727 (the “Registration Statement”)
Dear Ms. Jacobs:
     This letter responds to the Staff’s letter of September 29, 2005.
     We have attached a marked copy of a Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above Registration Statement, which the Company filed with the Securities and Exchange Commission via EDGAR today.
Staff Comments:
General
1.	We note your revised disclosure regarding your private placement on August 9, 2005. We are currently reviewing your registration statement on Form S-3 filed on September 8, 2005 registering the resale of securities sold in the private placement and your preliminary proxy statement filed on September 8, 2005 seeking shareholder approval for the issuance of certain shares sold in the private placement. Please note that we have raised concerns in our comment letter dated September 22, 2005 regarding the foregoing filings that require satisfactory disposition prior to the effectiveness of this registration statement. Such concerns may raise additional disclosure concerns for this registration statement regarding the August 9, 2005 private placement.
Company Response:
     Per discussions with Daniel Lee of the Staff today, the Company has incorporated by reference in Amendment No. 2 its Current Report on Form 8-K/A filed on October 21, 2005 in response to the Staff’s letter of October 17, 2005 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-128186).
Selling Shareholders, page 10
2.	We note that you have increased the number of shares that you are registering for resale. The number of shares reflected on your selling shareholder table, however, does not appear to correspond with the aggregate number of shares being sold pursuant to your prospectus. Please reconcile.
     Company Response:
     The Company has revised the selling shareholder table in response to the SEC’s comment.
     Conclusion:
     We hope that the foregoing addresses the Staff’s comments. Please call Ronald Woessner (214-370-2219) or Tanya Foreman (214-370-2223) with any questions you may have about the foregoing.

Very truly yours,
/s/ Tanya G. Foreman

Tanya G. Foreman Associate General Counsel

cc:	Mark P. Shuman, Branch Chief-Legal Daniel Lee
Attachment — Pre-Effective Amendment No. 2